CHUBB®

December 23, 2019

Joelle Mann
MAURY, DONNELLY & PARR, INC.
24 COMMERCE STREET
BALTIMORE, MD 21202-0000

RE: MANAGER DIRECTED PORTFOLIOS (F/K/A THE ROXBURY FUNDS)

Dear Joelle:

Enclosed is our Asset Management Protector Endorsement for delivery as an amendment to the policy for the above referenced Insured.

Please let me know if I can be of further assistance.

Sincerely,

Vincent S Pantilione
CHUBB SPECIALTY INSURANCE

bmc

Chubb Specialty Insurance
436 Walnut Street
Philadelphia, PA 19106
215.640.1000
Fax 215.640.5476

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb Investment Company Coverage Part Federal

Effective date of
this endorsement/rider: December 17, 2019

Federal Insurance Company

Endorsement/Rider No. 14

To be attached to and
form a part of Policy No. 8248-2390

Issued to: MANAGER DIRECTED PORTFOLIOS (F/K/A THE ROXBURY FUNDS)

SCHEDULE OF INVESTMENT COMPANIES ENDORSEMENT

In consideration of the premium charged, it is agreed that the Investment Company Coverage Part of the Policy is amended as follows:

Pursuant to subparagraph (F)(1) of Section II., Definitions, the following registered investment company(ies) are included within the definition of **Investment Company**:

iM DBi Hedge Strategy ETF

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

January 3, 2020

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re: Manager Directed Portfolios
        File No. 811-21897
        Rule 17g-1 Filing of Fidelity Bond Amendments

Dear Sir or Madam:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find the following information with respect to Manager Directed Portfolios.

- a copy of the executed Investment Company Protection Bond Endorsement No. 14 (effective December 17, 2019) adding the iM DBi Hedge Strategy ETF to the schedule of funds is enclosed;

- the original Fidelity Bond was previously filed on September 25, 2019;

- no additional premiums were required to be paid.

If you have any questions about this filing, please contact the undersigned at 414-765-5250.

Sincerely,

/s/ Matt McVoy
Compliance Officer

Enclosures